SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 2004

Commission File Number 0-28800

DRDGOLD, Limited

45 Empire Road
Parktown
Johannesburg, South Africa, 2193

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2004, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated December 8, 2004, entitled "Dealing in Securities by Director".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: December 9, 2004   By: /s/ Andrea Townsend
                                                 Name: Andrea Townsend
                                                 Title: Company Secretary

Exhibit 99.1
DEALING IN SECURITIES BY DIRECTOR

DRDGOLD Limited
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARBN number: 086 277 616
NASDAQ Trading Symbol: DROOY
("DRDGOLD")

In compliance with Rules 3.63 to 3.74 of the Listings Requirements of the JSE
Securities Exchange South Africa ("JSE"), the following information is disclosed:

DEALING IN SECURITIES BY DIRECTOR

Surname: Hume
First Name: Robert Peter
Designation: Non Executive Director

Date of transaction: December 7, 2004
Price: R9.00
Amount: 5 000
Aggregate value: R45 000
Class: Ordinary
Interest: Indirect, Beneficial

Nature: Mr Hume has purchased 5 000 ordinary shares, which constitute
approximately 33.3% of his total shareholding and approximately 6.78% of his
total entitlement.

In line with DRDGOLD corporate governance principles and in terms of Rule
3.66 of the Listings Requirements of the JSE, prior clearance to deal in the above
securities has been obtained from the Chairman of the Remuneration Committee
of DRDGOLD and Chairman of DRDGOLD Board.

The above trade was completed outside of a closed period.

Johannesburg
December 8, 2004

Sponsor
Standard Bank